Securities and Exchange Commission,

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FIRST BANCSHARES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

318687 10 0

(CUSIP Number)

Richard T. Gregg

2155 W. Koryton Drive

Nixa, Missouri

(417) 725-3009

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Joseph T. Porter, Jr.

Polsinelli Shalton Flanigan Suelthaus PC

100 South Fourth Street, Suite 1100

St. Louis, MO 63102

(314) 552-6828

August 11, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting Persons: Richard T. Gregg
(2)	Check the appropriate box if a member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions): PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 0
(8) Shared Voting Power 142,253
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 142,253

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 142,253 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11) 9.17%
(14)	Type of Reporting Person (See Instructions) IN

(1)	Names of reporting Persons: Jenny D. Gregg
(2)	Check the appropriate box if a member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions): PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 0
(8) Shared Voting Power 142,253
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 142,253

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 142,253 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
(13)	Percent of Class Represented by Amount in Row (11) 9.17%
(14)	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the Common Stock $0.01 par value per share, of First Bancshares, Inc., a Missouri corporation (the “Company”), whose principal executive offices are located at 142 East First Street, P. O. Box 777, Mountain Grove, Missouri 65711.

Item 2.	Identity and Background

(a)	Richard T. Gregg

(b)	2155 W. Koryton Drive, Nixa, Missouri 65714

(c)	Real Estate Investor/Private Businessman, 727 W. Mount Vernon, Nixa, Missouri 65714

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States of America

Item 2.	Identity and Background

(a)	Jenny D. Gregg

(b)	2155 W. Koryton Drive, Nixa, Missouri 65714

(c)	Not Applicable.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States of America

Item 3.	Source and Amount of Funds or Other Consideration

As of August 11, 2008, Richard T. Gregg, jointly with his spouse, Jenny D. Gregg, had purchased 80,000 shares in the aggregate to cause them to obtain beneficial ownership of approximately 5.16% of the issued and outstanding shares of the issuer. The purchase price for such shares ranged from $16.97 to $11.99 per share. As of the date hereof, Mr. And Mrs. Gregg jointly beneficially own 142,253 shares. All shares beneficially owned by Mr. And Mrs. Gregg were purchased with their personal funds in open market transactions.

Item 4.	Purposes of Transaction

Mr. and Mrs. Gregg have increased their percentage ownership as an investment opportunity. At this time, the reporting persons have no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4.

Item 5.	Interest in Securities of the Issuer

(a)	Aggregate number and percentage of class beneficially owned: 142,253 shares of Common Stock, representing approximately 9.17% of all of the outstanding shares in the class.

(b) 1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 142,253 (141,254 shares held jointly by Mr. and Mrs. Gregg and 999 shares held in name of minor child)

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 142,253 (141,254 shares held jointly by Mr. and Mrs. Gregg with spouse and 999 shares held in name of minor child)

(c)	During the past 60 days, Mr. And Mrs. Gregg have purchased the following shares of Common Stock in the open market:

Date of Transaction	Quantity	Price Per Share
7/25/08	490	13.99
7/25/08	80	13.9899
7/25/08	100	14.00
7/25/08	114	13.9599
7/25/08	10	13.99
7/25/08	100	13.99
7/25/08	300	14.00
7/25/08	100	14.05
7/25/08	90	13.99
7/25/08	255	13.99
7/25/08	100	14.05
7/25/08	310	13.99
7/25/08	400	13.99
7/25/08	100	14.06
7/25/08	100	13.99
7/25/08	200	14.06
7/29/08	99	14.0899
7/29/08	150	13.7099
7/29/08	100	14.09
7/29/08	100	13.71
7/29/08	100	14.09
7/29/08	200	13.75
7/29/08	701	14.09
7/29/08	100	13.75
7/30/08	100	13.99
7/30/08	99	14.2099
7/30/08	199	14.00
7/30/08	100	14.20
7/30/08	100	14.17
7/30/08	100	14.18
7/30/08	100	14.19
7/30/08	97	14.20
7/30/08	100	14.20
7/30/08	100	14.21
7/30/08	401	14.20
7/30/08	2	14.21
7/30/08	500	14.21
7/31/08	100	13.99
7/31/08	900	14.00
8/01/08	1,080	14.20
8/01/08	140	13.99
8/01/08	100	14.20
8/01/08	499	14.00
8/01/08	875	14.20
8/01/08	161	14.00
8/01/08	490	14.20
8/01/08	200	14.00
8/01/08	2,395	14.20
8/01/08	138	14.00
8/01/08	60	13.99
8/01/08	94	14.25
8/01/08	200	14.22
8/01/08	568	14.25
8/06/08	100	14.31
8/06/08	20	14.31
8/06/08	399	14.31

Date of Transaction	Quantity	Price Per Share
8/08/08	300	14.30
8/08/08	100	14.30
8/08/08	100	14.39
8/11/08	399	14.39
8/11/08	98	14.41
8/11/08	100	14.40
8/11/08	100	14.49
8/11/08	200	14.41
8/11/08	299	14.49
8/11/08	100	14.41
8/11/08	101	14.41
8/11/08	100	14.41
8/12/08	500	14.40
8/12/08	100	14.48
8/12/08	500	14.49
8/12/08	100	14.48
8/12/08	100	14.49
8/12/08	450	14.50
8/12/08	100	14.50
8/12/08	150	14.50
8/13/08	100	14.49
8/13/08	100	14.49
8/13/08	100	14.47
8/13/08	97	14.49
8/13/08	36	14.49
8/13/08	100	14.49
8/13/08	300	14.49
8/13/08	50	14.49
8/13/08	464	14.49
8/14/08	100	14.40
8/14/08	100	14.40
8/14/08	200	14.40
8/14/08	400	14.40
8/14/08	400	14.40
8/15/08	850	14.50
8/15/08	100	14.73
8/15/08	100	14.67
8/15/08	100	14.75
8/15/08	1,000	14.50
8/15/08	79	14.74
8/15/08	23	14.67
8/15/08	323	14.75
8/15/08	449	14.50
8/15/08	100	14.71
8/15/08	200	14.67
8/15/08	400	14.50
8/15/08	499	14.74
8/15/08	100	14.50
8/15/08	499	14.74
8/15/08	200	14.50
8/15/08	23	14.74
8/15/08	101	14.50
8/15/08	177	14.74
8/15/08	23	14.74
8/15/08	177	14.74
8/18/08	200	14.65
8/18/08	199	14.85
8/18/08	199	14.85
8/18/08	499	14.85
8/19/08	298	14.9699
8/19/08	100	14.99
8/19/08	100	14.97
8/19/08	85	14.99
8/19/08	100	14.97
8/19/08	99	14.99
8/19/08	400	14.97
8/19/08	65	14.99
8/19/08	300	14.97
8/19/08	38	14.99
8/19/08	490	14.97
8/19/08	50	14.99
8/19/08	55	14.99
8/19/08	99	14.99
8/19/08	9	14.99
8/19/08	100	14.99
8/19/08	100	14.99
8/20/08	450	14.95
8/20/08	100	14.98
8/20/08	90	14.99
8/20/08	99	14.99
8/20/08	70	14.99
8/20/08	198	14.99
8/20/08	99	14.99
8/20/08	44	14.99
8/20/08	36	14.99
8/20/08	64	14.99
8/20/08	20	14.99
8/20/08	99	14.99
8/20/08	40	14.99
8/21/08	300	15.02
8/21/08	676	15.02
8/22/08	50	15.25
8/22/08	100	15.40
8/22/08	100	15.50
8/22/08	49	15.55
8/22/08	200	15.80
8/22/08	100	15.25
8/22/08	100	15.40
8/22/08	300	15.50
8/22/08	400	15.55
8/22/08	100	15.80
8/22/08	100	15.24
8/22/08	100	15.50
8/22/08	200	15.55

Date of Transaction	Quantity	Price Per Share
8/22/08	200	15.80
8/22/08	300	15.25
8/22/08	390	15.55
8/22/08	100	15.80
8/22/08	100	15.25
8/22/08	100	15.80
8/22/08	300	15.80
8/22/08	410	16.15
8/22/08	200	16.15
8/25/08	1,000	15.50
8/25/08	100	15.90
8/25/08	100	15.91
8/25/08	45	15.90
8/25/08	100	15.90
8/25/08	100	15.90
8/25/08	100	15.96
8/25/08	55	15.29
8/25/08	100	15.96
8/25/08	45	15.90
8/25/08	45	15.96
8/25/08	400	15.90
8/25/08	100	15.96
8/25/08	100	15.90
8/25/08	100	15.90
8/25/08	55	15.89
8/26/08	1,000	15.75
8/26/08	98	16.05
8/26/08	89	16.15
8/26/08	1	15.75
8/26/08	100	16.05
8/26/08	100	16.15
8/26/08	2	16.05
8/26/08	100	16.15
8/26/08	100	16.05
8/26/08	68	16.15
8/26/08	100	16.05
8/26/08	32	16.15
8/26/08	100	16.05
8/26/08	100	16.15
8/26/08	68	16.15
8/26/08	100	16.15
8/26/08	300	16.15
8/27/08	276	16.00
8/27/08	100	16.25
8/27/08	100	16.40
8/27/08	100	16.50
8/27/08	100	16.60
8/27/08	100	16.25
8/27/08	900	16.40
8/27/08	100	16.50
8/27/08	900	16.60
8/27/08	900	16.25
8/27/08	825	16.40
8/27/08	50	16.50
8/28/08	1,000	16.50
8/28/08	300	16.60
8/28/08	100	16.65
8/28/08	100	16.69
8/28/08	100	16.70
8/28/08	300	16.80
8/28/08	500	16.50
8/28/08	195	16.60
8/28/08	895	16.65
8/28/08	300	16.69
8/28/08	493	16.70
8/28/08	175	16.80
8/28/08	100	16.65
8/28/08	390	16.65
8/28/08	199	16.69
8/28/08	1,450	16.65
8/28/08	94	16.70
8/28/08	100	16.70
8/28/08	1,207	16.70
8/29/08	100	16.79
8/29/08	99	16.40
8/29/08	495	16.80
8/29/08	50	16.78
8/29/08	305	16.80
8/29/08	100	16.78
8/29/08	100	16.80
8/29/08	98	16.78
8/29/08	90	16.80
8/29/08	998	16.78
8/29/08	10	16.80
9/10/08	13	16.49
9/10/08	100	16.60
9/10/08	99	16.7499
9/10/08	172	16.7999
9/10/08	32	16.80
9/10/08	100	16.89
9/10/08	94	16.9799
9/10/08	100	16.4899
9/10/08	400	16.60
9/10/08	100	16.75
9/10/08	100	16.77
9/10/08	268	16.89
9/10/08	400	16.89
9/10/08	100	16.98
9/10/08	100	16.4599
9/10/08	100	16.60
9/10/08	172	16.75
9/10/08	100	16.80
9/10/08	100	16.89
9/10/08	432	16.90

Date of Transaction	Quantity	Price Per Share
9/10/08	400	16.98
9/10/08	795	16.4899
9/10/08	328	16.75
9/10/08	100	16.80
9/10/08	32	16.89
9/10/08	87	16.90
9/10/08	400	16.98
9/10/08	100	16.49
9/10/08	100	16.80
9/10/08	800	16.89
9/10/08	100	16.90
9/10/08	115	16.75
9/10/08	100	16.98
9/10/08	2,100	16.80
9/10/08	68	16.89
9/10/08	49	16.90
9/10/08	980	16.75
9/10/08	300	16.98
9/10/08	499	16.90
9/10/08	132	16.89
9/10/08	357	16.90
9/10/08	206	16.75
9/10/08	445	16.95
9/10/08	500	16.89
9/10/08	100	16.90
9/10/08	1,000	17.00
9/10/08	68	16.89
9/10/08	307	16.90
9/10/08	384	17.00
9/10/08	68	16.90
9/11/08	99	16.96
9/11/08	100	16.99
9/11/08	801	16.99
9/12/08	100	15.85
9/12/08	107	16.6099
9/12/08	100	16.61
9/12/08	100	15.85
9/12/08	100	16.61
9/12/08	950	16.61
9/12/08	100	16.81
9/12/08	950	16.61
9/12/08	600	16.90
9/12/08	93	16.71
9/15/08	100	16.79
9/15/08	110	16.8499
9/15/08	200	16.79
9/15/08	100	16.81
9/15/08	100	16.84
9/15/08	1,200	16.87
9/15/08	100	16.87
9/15/08	90	16.87

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referenced above.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement between Richard T. Gregg and Jenny D. Gregg

SIGNATURES

After reasonable inquiry and to the best of his/her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2008	/s/ Richard T. Gregg
Richard T. Gregg

Dated: September 29, 2008	/s/ Jenny D. Gregg
Jenny D. Gregg

Exhibit 1

JOINT FILING AGREEMENT

The undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including any amendments thereto) with respect to shares of common stock of First Bancshares, Inc. beneficially owned by each of them, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. The undersigned further agree that each of them is (i) individually eligible to use the Schedule 13D to which this Exhibit is attached and (ii) responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness of accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts all of which taken together will constitute one and the same instrument.

IN WITNESS THEREOF, the undersigned have executed this Joint Filing Agreement as of the date(s) set forth below.

Dated: September 29, 2008	/s/ Richard T. Gregg
Richard T. Gregg

Dated: September 29, 2008	/s/ Jenny D. Gregg
Jenny D. Gregg